

December 31, 2012

Via E-mail
Bruce Van Saun
Group Finance Director
National Westminster Bank Plc
135 Bishopsgate
London, United Kingdom EC2M 3UR

> **Re: National Westminster Bank Plc**
> **Form 20-F for the Fiscal Year Ended December 31, 2011**
> **Filed April 23, 2012**
> **File No. 001-09266**

Dear Mr. Van Saun:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. Where we have requested changes in future filings, please include a draft of your proposed disclosures that clearly identifies new or revised disclosures. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, including the draft of your proposed disclosures, we may have additional comments.

Form 20-F for the Fiscal Year Ended December 31, 2011

General

1.   Please provide us with your analysis regarding how you are eligible to rely on General Instruction I of Form 10-K to provide abbreviated narrative disclosure.

<u>Financial review, page 5</u>

<u>Risk management – Credit risk, page 33</u>

<u>Problem debt management, page 35</u>

2.   We refer you to your response to prior comment 5 from our letter dated September 27, 2010, specifically your proposed future filings disclosures provided in response to bullet point 'd.' We were unable to locate disclosure of this information in your current Form 20-F. Accordingly, please revise future filings to disclose your policy regarding the circumstances under which non-performing restructured loans return to performing loan status for your wholesale and retail loan portfolios.

<u>Global Restructuring Group, page 36</u>

3.   We note your disclosure related to wholesale loan restructurings beginning on page 36. Please address the following:
   *   Quantify for us the amount of covenant-related concessions you have excluded from your quantitative loan restructuring disclosures for each period. To the extent that these amounts are material, please disclose these amounts either within your tabular disclosure or in a footnote to your table in future filings. Also, disclose why you believe these amounts should be excluded from your restructured loan disclosures, including the specific factors related to credit quality that you consider in determining these loans are different from your restructured loans.
   *   Revise your disclosure in future filings to provide a thorough discussion of the success rate for your wholesale loan modification and restructuring programs.
   *   You disclose on page 37 that £10.4 billion of wholesale loan restructurings were in the process of being completed as of the year ended December 31, 2011 and are excluded from your tabular disclosure. Given the significance of this amount as compared to the amount shown in your tabular disclosure, please revise future filings to disclose the asset quality and types of arrangements to which these in-process loan restructurings relate.
   *   Revise future filings to describe what the term "roll-overs" means in the context of your loan restructuring disclosure on page 36.
   *   Revise future filings to include a definition of "payment holidays" in the context of your loan restructuring disclosure on page 36. For example, does a payment holiday refer to deferred principal payments or principal forgiveness?

4.   We note your disclosure on page 37 related to wholesale loan restructurings, as well as your disclosure on page 203 related to renegotiated loans. We also note from your disclosures that restructured loans include both renegotiated loans and a certain portion of impaired loans that have been restructured. Please revise future filings either here or in a

separate section to provide a tabular disclosure of total restructured loans, by loan type (e.g., wholesale and retail), as of each period end. Within your disclosure, further disaggregate your restructured loans between loans classified as renegotiated and loans classified as impaired. We believe this disclosure will facilitate an understanding of which restructured loans are classified as performing and which are non-performing as well as which impaired loans have been restructured.

Forbearance, page 38

5.   We note your disclosure related to types of retail forbearance options, including your reference to the "reduced repayments" option. Please tell us whether the payment reduction represents a reduction of principal, a reduction in interest rates, a term extension (and, thus, a re-amortization of the payment schedule), or a combination of these. Also, consider including a definition of this term in future filings.

Disclosure controls and procedures, page 109

6.   You disclose that the evaluation of your disclosure controls and procedures has been considered and approved by the Board which has instructed the Group Chief Executive and the Group Finance Director to certify that, as at 31 December 2011, your disclosure controls and procedures were adequate and effective. Please confirm to us that, as of December 31, 2011, the Group Chief Executive and Group Finance Director independently concluded that your disclosure controls and procedures (as defined in Exchange Act Rule 13a-15(e)) were effective. Further, revise your disclosure in future filings to include the conclusions of your Group Chief Executive and Group Finance Director without implying that the Board has instructed or otherwise influenced those officers to make such conclusions.

7.   You state that your disclosure controls and procedures were adequate and effective "and designed to ensure that material information relating to the Company and its consolidated subsidiaries would be made known to [the Group Chief Executive and Group Finance Director] by others within those entities." However, that standard is not what is called for by the definition of disclosure controls and procedures contained in Rule 13a-15(e). Please revise your disclosure in future filings to comply with the requirements of Rule 13a-15.

Financial statements
Accounting policies, page 118

14. Impairment of financial assets, page 122

8.   You disclose on page 123 that for portfolios that are collectively assessed for impairment, the timing of the write off principally reflects historic recovery experience for each

portfolio. Please revise your future filings to more clearly identify the typical time frames at which write offs occur for each of your portfolios.

Notes on the accounts, page 130

29. Memorandum items, page 182

Litigation and investigations, page 184

9.   We note your disclosure that management believes that appropriate provisions have been made in respect to legal proceedings, investigations and regulatory matters as of December 31, 2011. We also note your tabular roll forward disclosure of provisions on page 170. It is unclear from your disclosure whether provisions related to legal claims and litigation is included within this tabular disclosure. Please revise future filings to clarify where you record your provisions for claims and litigation and to separately disclose this amount as of each period end. Refer to paragraph 84 of IAS 37 that requires disclosure by class of provision.

Other investigations, page 190

10.   You disclose here that RBSG and its subsidiaries have been required to make improvements with respect to various matters, including enterprise-wide governance, US Bank Secrecy Act and anti-money laundering compliance, risk management, and asset quality. Please address the following:
*   Where such agreements are publicly available, clear and transparent disclosure of the matters identified, as well your progress in meeting those matters, is required. In future filings, please revise this footnote, or another section of the document deemed to be more appropriate, to more clearly discuss the steps you have taken to address these commitments and to separately identify the steps you expect to undertake in the future in order to be in compliance with these requirements. Please provide us with the outlines of your proposed disclosure for such formal agreements.
*   Where a registrant has informal, nonpublic agreements with a bank regulator, whether verbally or in writing, we understand that in some circumstances they may be precluded from disclosing the existence of such agreements due to bank secrecy regulations. However, a registrant must still disclose any impact of complying with such agreements to the extent material. Please confirm that in your future filings you will clearly disclose the *impact of complying* with any such agreements or understandings to the extent material.

Bruce Van Saun
National Westminster Bank Plc
December 31, 2012
Page 5

Additional Information, page 199

Analysis of loans to customers by geographical area and type of customer, page 200

11. We note from your disclosure that 78.6% of your loans and advances to customers are
variable rate loans as of December 31, 2011. Please describe the key terms of your
variable rate loans, including whether you originate and/or hold any interest only loans.
If you do hold interest only loans, please tell us the amount of such loans held as of each
period end and summarize the basis of the interest rates (e.g. based on LIBOR, etc.).

Renegotiated Loans, page 203

12. We note that your statement in footnote (1) to the table of Renegotiated loans refers to
"restructured" loan data. However, the information presented in your table appears to
include information related to only "renegotiated" loans, which are a subset of
restructured loans. Please tell us and revise future filings to clarify this apparent
discrepancy in terminology.

13. In footnote (1) to the table of Renegotiated loans you indicate that the loan data includes
only those arrangements above thresholds set individually by the divisions, ranging from
nil to £10 million. Please tell us how you considered the extent to which a significant
amount of loans that have been restructured may be omitted from your disclosure based
on individual thresholds established at the division level. Tell us how you considered
whether failing to properly characterize such loans as restructured loans would prevent
you from capturing the true inherent credit risk of these restructured loans.

Risk elements in lending, page 204

14. We note from your Renegotiated loans disclosure on page 203 that restructured loans for
which an impairment provision is required continue to be reported as impaired loans. We
also note your disclosure here that states impairment loss provisions are not allocated to
individual loans and the entire portfolio is included in impaired loans. Please clarify for
us what is meant by your statement in the second half of this sentence that "the entire
portfolio is included in impaired loans." Further, tell us and revise your disclosure in
future filings to address the following regarding your restructured loans included within
impaired loans:
- Separately disclose, either within your tabular disclosure or in a footnote to the table,
the amount of restructured loans included for each period.
- Clarify whether restructured loans are ever removed from impaired loans after a
period of time, and the circumstances under which that would happen.
- Disclose whether you restructure loans more than once, and on a similar note,
whether you renegotiate or otherwise modify loans more than once.

- Whether you consider restructured loans as a separate risk pool when determining the amount of collective impairments for loan losses. Refer to AG87 and AG88 of IAS 39.

Glossary of terms, page 227

15. We note your definitions of Alt-A on page 227 and sub-prime on page 234, which outline certain qualifications for each term. We also refer you to your response to prior comment 9 from our comment letter dated September 27, 2010, in which you stated that FICO scores are the determining factor in the classification of assets as sub-prime or Alt-A. We were unable to locate disclosure in your current year Form 20-F related to FICO scores and/or the interrelationship between such scores and classification of assets as sub-prime, Alt-A, or within other credit categories. Please revise future filings to include a discussion of FICO scores and how they relate to your classification of loans and/or securities, as applicable. Also, quantify your Alt-A and sub-prime loans and securities, and where you have already quantified such amounts in your disclosure, clearly label those amounts as sub-prime or Alt-A to the extent that you classify your loans and securities into those categories.

16. We note your definition on page 233 of both renegotiated loans and restructured loans, which refers the reader to your definition of renegotiated loans. Per your disclosure on page 203, it appears that restructured loans are modified loans where an impairment provision is required, whereas renegotiated loans (a subset of restructured loans) are modified loans for which no impairment provision is required. Please revise your disclosure here in future filings to better describe and clarify the distinction between these two terms.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Brittany Ebbertt, Staff Accountant, at (202) 551-3572 or Staci Shannon, Staff Accountant, at (202) 551-3374 if you have questions regarding comments on the financial statements and related matters. Please contact Michael Seaman, Special Counsel, at (202) 551-3366 with any other questions. In this regard, do not hesitate to contact me at (202) 551-3494.

Sincerely,

/s/ Kevin W. Vaughn

Kevin W. Vaughn
Accounting Branch Chief